December 28, 2012

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Michael Clampitt, Senior Counsel

Re:      Stalar 5, Inc., a Delaware corporation ("Stalar 5")

Mr. Clampitt,

This letter is to confirm Stalar 5's agreement that:

1. Stalar 5 is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filing; and

3. Stalar 5 may not assert staff comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission or any person under the federal securities laws of the United States.

Stalar 5, INC.

By:	/s/ Steven R. Fox
Steven R. Fox
President, CEO, Secretary